Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company") Suite 1200, 777 West Broadway Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

February 1, 2011

Item 3.  News Release

A news release dated February 1, 2011 was disseminated through CNW Newswire.

Item 4.  Summary of Material Change

The Company has received approval from the Toronto Stock Exchange (the “Exchange”) to a normal course issuer bid (“NCIB”) to purchase for re-sale up to 4.3% of the 69,226,011 common shares which are issued and outstanding as at February 1, 2011.

Item 5.1  Full Description of Material Change

Further to the Company’s news release of January 18, 2011, the Company has received approval from the Exchange to a NCIB to purchase for re-sale up to 3,000,000 of its common shares, representing approximately 4.3% of the 69,226,011 common shares which are issued and outstanding as at February 1, 2011, to a maximum aggregate acquisition cost of approximately $1,000,000.

Subject to prescribed exceptions, the Company may purchase up to 6,706 common shares per day, representing 25% of the average daily trading volume of 26,824 common shares per day during the six months preceding February 1, 2011. The Company may buy back common shares anytime during the 12-month period beginning on February 4, 2011 and ending on February 3, 2012 or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Share purchases under the NCIB will be conducted through the facilities of the Exchange and other Canadian marketplaces/alternative trading systems. The actual number of shares purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the Exchange.

The application for the NCIB is being implemented because management believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the common shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of the Company’s business and future business prospects. The Company has not purchased any of its common shares through a normal course issuer bid during the past 12 months.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

February 1, 2011.